Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,	2006	2005
(dollars in thousands)		Restated
Earnings: Income before provision for income taxes	$189,738	$228,292
Interest expense	263,213	194,140
Implicit interest in rents	5,101	4,708
Total earnings	$458,052	$427,140
Fixed charges: Interest expense	$263,213	$194,140
Implicit interest in rents	5,101	4,708
Total fixed charges	$268,314	$198,848
Ratio of earnings to fixed charges	1.71	2.15

36